UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unregistered Sales of Equity Securities

On August 4, 2026, YY Group Holding Limited (“YYGH”) issued 304,879 Class A ordinary shares for a nominal consideration of US$1 to an unaffiliated third-party advisor for consulting services relating to the implementation of standard operating procedures for YYGH’s departments and subsidiaries, pursuant to a consulting agreement with such advisor. These shares had an aggregate value of US$300,000, calculated at 80% of the average closing price of YYGH’s Class A ordinary shares over the five trading days immediately prior to the date of issuance of such shares.

On the same day, YYGH also issued 304,879 Class A ordinary shares for a nominal consideration of US$1 to another unaffiliated third-party advisor for consulting services relating to artificial intelligence and humanoid robotics industries, pursuant to a consulting agreement with such advisor. These shares had an aggregate value of US$300,000, calculated at 80% of the average closing price of YYGH’s Class A ordinary shares over the five trading days immediately prior to the date of issuance of such shares.

In addition, on the same day, YYGH issued 237,833 Class A ordinary shares for a nominal consideration of US$1 to the shareholder of another unaffiliated service provider, for renovation and fit-out services, pursuant to a renovation and fit-out agreement entered into by and among the service provider, YYGH, and Uniforce Security Services Pte. Ltd., a subsidiary of YYGH. These shares had an aggregate value of SGD 300,000, calculated at 80% of the average closing price of YYGH’s Class A ordinary shares over the five trading days immediately prior to the date of issuance of such shares.

Immediately following the foregoing issuances, YYGH had 7,837,380 Class A ordinary shares issued and outstanding. The Class A ordinary shares issued to the advisors have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction. These shares were offered pursuant to the exemption afforded by Section 4(a)(2) of the Securities Act.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-297406), (2) the registration statement on Form F-3, as amended (File No. 333-286705), and (3) the registration statement on Form S-8 (File No. 333-284540) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: August 19, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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